Consolidated Financial Statements

Six Months ended 31 December 2005

(Unaudited – Prepared by Management)

CREW GOLD CORPORATION

Consolidated Balance Sheets
(Expressed in thousands of US dollars, except per share amounts)
(Unaudited – prepared by management)

	December 31, 2005	June 30,2005
ASSETS CURRENT Cash Accounts Receivable Prepaid Expenses Inventories	$ 53,897 12,423 1,348 14,439	$ 37,799 3,147 1,085 6,043
	$ 82,107	$ 48,074

NALUNAQ PROPERTY, PLANT & EQUIPMENT (Note 3)	56,572	55,386
APEX MINERAL PROPERTY INTEREST (Note 4)	16,235	-
GUINOR MINERAL PROPERTY INTEREST (Note 5)	486,684	-
INVESTMENT IN & ADVANCES TO BARBERTON MINES LTD	6,976	6,632
INVESTMENT IN GOLDEN STAR RESOURCES LTD (Note 6)	5,000	-
OTHER MINERAL PROPERTY INTERESTS	1,377	3,456
OTHER ASSETS (Note 5)	11,373	2,196
	$ 666,324	$ 115,744

LIABILITIES
CURRENT Accounts payable and accrued liabilities	$ 31,996	$ 11,899
	31,996	11,899
REHABILITATION PROVISION	557	570
RETIREMENT PROVISION	535	-
CONVERTIBLE BONDS (Notes 7(a), 7(b))	182,048	3,113
OTHER LONG-TERM DEBT (Note 7(c))	22,109	22,868
CAPITAL LEASE OBLIGATION	343	343
FUTURE INCOME TAXES (Notes 4, 5)	144,413	2,717
NON-CONTROLLING INTEREST (Notes 4, 5)	23,378	940
	$ 405,379	$ 42,450

SHAREHOLDERS’ EQUITY
Share capital (Note 8) Equity component of convertible bonds (Notes 7(a), 7(b)) Contributed surplus Deficit Cumulative translation adjustment	322,618 15,612 907 (79,856) 1,664	152,077 76 548 (81,070) 1,663
	260,945	73,294
	$ 666,324	$ 115,744

ON BEHALF OF THE BOARD:

Signed

          “Jan A. Vestrum”

Director

 Signed

     “William R .LeClair”

 Director

CREW GOLD CORPORATION

Consolidated Statements of Earnings and Deficit

(Expressed in thousands of US dollars, except per share amounts)
(Unaudited – prepared by management)

	Three Months Ended December 31,		Six Months Ended December 31,
	2005	2004	2005	2004
MINERAL SALES DIRECT COSTS OF MINERAL SALES AMORTIZATION, DEPLETION AND DEPRECIATION	$ 9,502 (6,302) (1,055)	$ 5,755 (5,111) (1,216)	$ 15,757 (10,786) (2,081)	$ 13,440 (9,824) (2,386)
	2,145	(572)	2,890	1,230

EXPENSES
Administration, office & general Professional fees	$ (3,066) (246)	$ (1,621) (224)	$ (5,596) (488)	$ (3,184) (357)
	(3,312)	(1,845)	(6,084)	(3,541)
OTHER INCOME (EXPENSES)

Equity earnings / (loss) from investment in Barberton Mines Limited

Gain on disposal of Hwini-Butre Minerals (Note 6)

Gain on disposal of investment in Guinor Gold Corporation

Gain on disposal of investment in Metorex Limited

Interest and finance charges

Foreign exchange gain

Interest and other income, net

	$ 269 - - - (1,630) 1,820 531	$ (18) - - 127 (2,106) - 18	$ 543 2,381 536 - (2,316) 1,985 682	$ (28) - - 187 (2,738) - 166
	990	(1,979)	3,811	(2,413)

(LOSS) / EARNINGS BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTEREST	$ (177)	$ (4,396)	$ 616	$ (4,724)
PROVISION FOR INCOME TAXES	-	-	-	-
(LOSS) / EARNINGS BEFORE NON-CONTROLLING INTEREST	$ (177)	$ (4,396)	$ 616	$ (4,724)
NON-CONTROLLING INTEREST	(7)	120	598	(28)
NET (LOSS) / EARNINGS	(184)	(4,276)	1,214	(4,752)
DEFICIT, BEGINNING OF PERIOD	(79,672)	(72,581)	(81,070)	(72,105)
DEFICIT, END OF PERIOD	(79,856)	(76,857)	(79,856)	(76,857)

(LOSS) / EARNINGS PER SHARE – BASIC	$ (0.00)	$ (0.03)	$ 0.00	$ (0.03)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	248,893,419	151,513,870	224,762,250	159,129,359

CREW GOLD CORPORATION

Consolidated Statements of Cash Flows
(Expressed in thousands of US dollars)
(Unaudited – prepared by management)

	Three Months Ended December 31,		Six Months Ended December 31,
	2005	2004	2005	2004
OPERATING ACTIVITIES

Net (loss) / earnings

Add (deduct) items not affecting cash:

Amortization, depletion and depreciation

Equity (earnings) / loss from investment in Barberton Mines Limited

Gain on disposal of investment in Hwini-Butre Minerals Limited (Note 6)

Gain on disposal of investment in Guinor Gold Corporation

Gain on disposal of investment in Metorex Limited

Share based compensation

Non-controlling interest

Other

Change in non-cash operating working capital items

	$ (184) 1,055 (269) - - - 347 7 - 7,253	$ (4,276) 1,216 18 - - (127) 67 (120) (20) 1,267	$ 1,214 2,081 (543) (2,381) (536) - 401 (598) - 1,333	$ (4,752) 2,386 28 - - (187) 127 (28) - 70
	$ 8,209	$ (1,975)	$ 971	$ (2,356)
FINANCE ACTIVITIES
Issuance of Common Shares for cash Net proceeds from bonds Dividends received	$ 139,856 186,731 200	$ 1,104 24,071 -	$ 170,499 186,731 377	$ 1,104 24,071 -
	$ 326,787	$ 25,175	$ 357,607	$ 25,175
INVESTING ACTIVITIES

Proceeds on disposal of investment in Guinor Gold Corporation

Proceeds on disposal of investment in Metorex Limited

Proceeds on disposal of investment in Asia Pacific Resources Limited

Investment in Guinor Gold Corporation (Note 5)

Investment in Apex Mining Company (Note 4)

Expenditures on Guinor mineral property interest

Expenditures on Apex mineral property interest

Expenditures on Nalunaq mineral property, plant and equipment (Note 3)

Expenditures on other mineral property interests

Other

	$ - - - (322,903) - (6,233) (2,706) (1,453) (174) 426	$ - 798 - - - - - (1,696) (268) (4,104)	$ 2,529 - - (326,065) (6,600) (6,233) (2,706) (3,267) (303) 165	$ - 1,398 60 - - - - (4,244) (388) (3,080)
	$ (333,043)	$ (5,270)	$ (342,480)	$ (6,254)

NET CASH INFLOW CASH, BEGINNING OF PERIOD	$ 1,953 51,944	$ 17,930 629	$ 16,098 37,799	$ 16,565 1,994
CASH, END OF PERIOD	$ 53,897	$ 18,559	$ 53,897	$ 18,559

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the six months ended December 31, 2005
(Expressed in thousands of US dollars, except per share amounts)
(Unaudited – prepared by management)

1.

Description of Business and Continuing Operations

Crew Gold Corporation (“Crew” or the “Company”) is an international mining company focused on identifying, acquiring and developing resource projects world-wide.  At present, Crew operates a gold mining operation in Greenland and has an associated interest in a South African mining operation.  During the six month period ended December 31, 2005, Crew has acquired further gold mining operations in the Philippines and Guinea.  The Company also controls development projects in Greenland, Norway and the Philippines.  The Company’s shares are traded on the Toronto, Oslo and Frankfurt Stock Exchanges and on the over the counter market in the United States.

2.

Significant Accounting Policies and Basis of Presentation

(a)  Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended June 30, 2005, except as noted below. These financial statements do not include all of the disclosure required by Canadian GAAP for annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended June 30, 2005.

In management’s opinion, all adjustments considered necessary for fair presentation have been included in these statements.

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. The principal subsidiaries of the Company as at December 31, 2005 are as follows:

Subsidiary

% interest

Guinor Gold Corporation

94.0%

Apex Mining Company

72.5%

Nalunaq Gold Mine A/S (Greenland) (“Nalunaq”)

     82.5%

Crew Minerals AS (formerly Crew Norway AS)

   100.0%

Crew Minerals Philippines Incorporated

100.0%

Crew Development Limited

100.0%

The Company’s interest in Apex Mining Company is owned through its subsidiary and its associated Philippine partner.

The Company’s interest in Nanortalik IS (Greenland) is subject to joint control and is consolidated on a proportional basis, whereby the Company includes in its accounts its proportionate share of Nanortalik’s assets, liabilities, and expenses.

The Company’s 20% interest in Barberton Mines Limited (“Barberton”) is recorded using the equity method. The Company’s investment in Guinor Gold Corporation is recorded using the cost basis of accounting.

2.

Significant Accounting Policies and Basis of Presentation (Continued)

 (b)

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  Significant areas where management’s judgement is applied include asset valuations, depreciation and depletion, income taxes, contingent liabilities and provision for reclamation.  Actual results may differ from those estimates.

(c)

Revenue recognition

Revenue from mineral sales is based on the value of minerals sold, net of value added tax, and is recognized at the time that mineral ore is delivered to the customer, title and risks of ownership have passed, collection is reasonably assured and the price is reasonably determinable.

Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and any other adjustments are recorded on final settlement.  Refining and treatment charges are netted against revenue.

(d)

Foreign currency translation

For operations considered financially and operationally integrated with the Company, foreign currency monetary assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date.  Non-monetary assets, liabilities, revenues and expenses are translated into U.S. dollars at the rate of exchange prevailing on the respective dates of the transactions.  Exchange gains and losses are included in earnings.

For operations considered self-sustaining, foreign currency assets and liabilities are translated into U.S. dollars at the exchange rate in effect at the balance sheet date.  Revenues and expenses are translated at the average rate for the fiscal period.  The resulting exchange gains and losses are accumulated in a separate component of shareholders’ equity until there has been a realized reduction in the net investment in such operations.

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the six months ended December 31, 2005
(Expressed in thousands of US dollars, except per share amounts)
(Unaudited – prepared by management)

3.

Nalunaq Mineral Property, Plant and Equipment

The following table shows the continuity of the Nalunaq mineral property interest:

	December 31, 2005	June 30,2005
Balance, beginning of period Movements in the Period Expenditures incurred during the period Amortization, Depletion and Depreciation	$ 55,386 3,267 (2,081)	$ 53,901 7,117 (5,632)
Net Movement	$ 1,186	$ 1,485
Balance, end of period	$ 56,572	$ 55,386

The components of the Nalunaq mineral property, plant and equipment are as follows:

	June 30, 2005			2004
		Accumulated		Net Book
		depletion
		and	Net book
	Cost	depreciation	value	Value

Mining property and development costs	$42,234	$2,814	$39,420	$-
Buildings	1,659	177	1,482	-
Surface infrastructure	4,508	509	3,999	-
Underground infrastructure	3,651	646	3,005
Equipment	8,966	1,486	7,480	-
	$61,018	$5,632	$55,386	$-

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the six months ended December 31, 2005
(Expressed in thousands of US dollars, except per share amounts)
(Unaudited – prepared by management)

4.

Acquisition of Apex Mining Company

The Company signed a Definitive Agreement to purchase 72.5% of the common shares in Apex Mining Company (“Apex”) on August 24, 2005. The transaction was concluded by the transfer of the shares to Crew and its affiliated company Mapula Creek Gold Corporation (“Mapula”) against payment, subject to certain conditions, of US$6.6 million. This business combination was recorded using the purchase method with the effect that the results of operations and financial position of Apex were consolidated with the accounts of the Company from August 24, 2005.

The Definitive Agreement triggered a mandatory bid of US$2.6 million on behalf of Crew and Mapula for the remaining 27.5% shares in Apex Mining Company. None of the remaining shareholders accepted the mandatory bid.

Details of the fair value of Apex net assets acquired were as follows:

Mineral property interests Less: Future income tax liability Non-controlling interest	$ 13,529 (4,329) (2,600)
Consideration paid	$ 6,600

The estimated fair value of Apex assets acquired represents management’s best estimate at the date of these financial statements. The Company is still completing its due diligence to finalize the fair value of the Apex assets acquired and expects to complete this exercise by March 31, 2006. Any adjustments to these preliminary estimates will be recorded when the purchase due diligence exercise is completed.

Details of movements in the Apex Mineral Property Interest since acquisition are as follows:

Mineral property interests, at acquisition Expenditures incurred during the period	$ 13,529 2,706
Mineral property interests at December 31, 2005	$ 16,235

Apex is listed on the Philippine Stock Exchange (PSE:APX).  Its principal asset is the Masara Gold Mine, located in the Compostela Valley in South-eastern Mindanao, where the previous commercial mining operations ceased in 2000.

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the six months ended December 31, 2005
(Expressed in thousands of US dollars, except per share amounts)
(Unaudited – prepared by management)

5.

Acquisition of Guinor Gold Corporation

On October 17, 2005 the Company announced, together with Guinor Gold Corporation (“Guinor”), that both parties had entered into an agreement under which the Company agreed to offer to purchase 100% of Guinor’s common shares, at a price of C$1.50 per common share, in an all cash, fully financed transaction valued at approximately C$389 million (US$331.2 million).

The Crew offer was financed by the raising of approximately US$340 million, provided by the issue of 6% Convertible Bonds of US$194 million and new equity of US$146 million. On closure of the tender process on December 9, 2005, 245,572,869 Guinor common shares, representing approximately 94% of the issued and outstanding Guinor common shares, were validly deposited (or guaranteed for delivery) to the offer, which was made by an affiliated company of Crew, Crew Acquisition Corporation. The consideration paid was US$320.2 million. This business combination was recorded using the purchase method with the effect that the results of operations and financial position of Guinor were consolidated with the accounts of the Company from December 9, 2005.

The Company incurred total costs of US$16.3 million in respect of raising the financing of US$340 million and the subsequent acquisition of Guinor. Of these, US$7.8 million have been treated as deferred financing costs resulting from the issue of the 6% Convertible Bonds of US$194 million (included within “Other assets”), US$5.8 million have been treated as issue costs of the new equity of US$146 million and US$2.7 million has been included as an acquisition cost of the Guinor Mineral Property Interest. Costs incurred by Guinor have been booked into pre-acquisition results.

Details of the fair value of Guinor net assets acquired were as follows:

Cash Acquired Other long-term assets Mineral property interests Less: Net current liabilities Employee Retirement Provision Future income tax liability Non-Controlling Interest Acquisition costs	$ 9,966 1,500 480,451 (10,820) (535) (137,222) (20,437) (2,718)
Consideration paid	$ 320,185

The estimated fair value of Guinor’s assets acquired represents management’s best estimate at the date of these financial statements. The Company is still completing its due diligence to finalize the fair value of the Guinor assets acquired and expects to complete this exercise by March 31, 2006. Any adjustments to these preliminary estimates will be recorded when the purchase due diligence exercise is completed.

Details of movements in the Guinor Mineral Property Interest since acquisition are as follows:

Mineral property interests, at acquisition Expenditures incurred during the period	$ 480,451 6,233
Mineral property interests at December 31, 2005	$ 486,684

Crew has acquired a sufficient number of Guinor Shares in order to permit it to carry out a compulsory acquisition of the remainder of the outstanding Guinor Shares not deposited to the Offer pursuant to the Business Corporations Act (Yukon).  The Company announced it would commence the compulsory acquisition of these shares on February 7, 2006 and expects the process to be completed by March 9, 2006.

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the six months ended December 31, 2005
(Expressed in thousands of US dollars, except per share amounts)
(Unaudited – prepared by management)

6.

Disposal of Hwini-Butre Gold Concession

On August 24, 2005, the Company received notice from St Jude Resources Ltd (“St Jude”) indicating St. Jude’s desire to increase its interest in the Hwini-Butre Gold Concession (“Hwini-Butre”) to 65%, pursuant to a call option stipulated in the original agreement between the parties dated February 1995.  The Company offered, and St Jude agreed, to acquire the Company’s remaining interest with immediate effect.

The total consideration paid for these transactions was $5 million paid in an equivalent number of St Jude shares. As a result St. Jude issued 2,995,000 common shares to Crew. These shares represented a 7.1% interest in St Jude.

These shares are subject to a four month statutory hold period, after which time one third of these shares will be subject to a hold period spanning an additional 12 months. As a result of this transaction, the Company recorded a gain on disposal of $2.4 million, before tax, in the six months ended December 31, 2005.

Golden Star Resources Ltd (“Golden Star”) acquired the entire share capital of St Jude on December 21, 2005. Each St Jude share was exchanged for 0.72 of a Golden Star share. As a consequence of this transaction, the Company now owns 2,156,400 shares in Golden Star. At December 31, 2005, these shares had a market value of $5.8 million. As at February 8, 2006, these shares had a market value of $7.2 million.

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the six months ended December 31, 2005
(Expressed in thousands of US dollars, except per share amounts)
(Unaudited – prepared by management)

7.

Long-Term Debt

(a)

6% Convertible Bonds

On December 15, 2005 the Company issued through a private placement directed towards institutional investors, US$194.5 million (Norwegian Kroner (”NOK”) 1,320 million) five-year senior convertible bonds. The bonds were issued in denominations of NOK500,000 and rank pari passu among themselves. After deducting financing costs of US$7.8 million (NOK8.5 million) net proceeds were US$186.7 million (NOK111.5 million).

These bonds bear a 6% coupon, payable annually in arrears. The principal portion of the bonds is convertible, at the option of the holder and subject to request for conversion pursuant to the conditions of the agreement, into common shares of the Company at a conversion price of NOK12.16 (US$1.79) per share. The maximum number of shares that may be issued on conversion is 153.1 million.

If the bonds are not converted, the principal portion is fully repayable on December 15, 2010.

The finance costs associated with the issue of the convertible bonds are recorded as deferred financing costs and are being amortized over the period of the liability.

The convertible bonds at December 31, 2005 have been segregated into their debt and equity components as follows:

December 31,June 30,
20052005

Equity component	$15,536	$-
Debt component	179,020	-

Over the term of the debt obligation, the equity component is accreted to the face value of the instrument by recording an additional interest expense.

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the six months ended December 31, 2005
(Expressed in thousands of US dollars, except per share amounts)
(Unaudited – prepared by management)

7.

Long-Term Debt (Continued)

(b)

9% Convertible Bonds

On September 8, 2003, the Company issued through a private placement, $22.1 million (Norwegian Kroner (”NOK”) 120 million) three-year senior convertible bonds with three major financial institutions based in London. The bonds were issued in denominations of NOK10,000 and rank pari passu among themselves. After deducting finance costs of $1.5 million (NOK8.5 million) net proceeds were $20.6 million (NOK111.5 million).

These bonds bear a 9% coupon, payable semi-annually in arrears. The principal portion of the bonds is convertible, at the option of the holder and subject to request for conversion pursuant to the conditions of the agreement, into common shares of the Company at a conversion price of NOK3.60 ($0.67) per share. The maximum number of shares that may be issued on conversion is 33.3 million. In the period from issue till December 31, 2005, 28,408,887 shares were issued following conversion of bonds.

If the remaining bonds are not converted, the principal portion is fully repayable on September 8, 2006.

The finance costs associated with the issue of the convertible bonds are recorded as deferred financing costs and are being amortized over the period of the liability.

The convertible bonds at December 31, 2005 have been segregated into their debt and equity components as follows:

December 31,June 30,
20052005

Equity component	$76	$76
Debt component	3,028	3,113

Over the term of the debt obligation, the equity component is accreted to the face value of the instrument by recording an additional interest expense.

(c)

Other Long-Term Debt

On October 27, 2004, the Company issued through a private placement a US$23.4 million (NOK150 million) five-year Senior Unsecured Bond Issue.  The bonds were issued in denominations of NOK500,000 and rank pari passu. After deducting finance costs of US$0.7 million, net proceeds were US$22.7 million.

The bonds have a fixed interest rate of 9.5% with interest payable annually in arrears.  The loan was drawn down on October 27, 2004 and will be repaid on October 27, 2009. The Company may redeem the loan in October 2007 at a price of 103.0% and in October 2008 at a price of 101.5%.

The financing costs associated with the issue of the bonds are held as deferred financing costs and are being amortized over the period of the liability.

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the six months ended December 31, 2005
(Expressed in thousands of US dollars, except per share amounts)
(Unaudited – prepared by management)

8.

Share Capital

(a)

Details of changes in the issued share capital since June 30, 2005 are as follows:

SHARE CAPITAL	Number of Shares	Amount
Balance at 30 June 2005 Issued During the Period: New shares issued for cash, net of issue expenses Issued for cash on exercise of stock options	193,836,515 128,761,557 1,150,000	$ 152,077 170,068 473
Balance, December 31, 2005	323,748,072	$ 322,618

(b)

Share options:

Share options outstanding at December 31, 2005 are as follows:

Number of Share Options Outstanding	Options Exercisable	Expiry Date	Weighted Average Exercise Price (Canadian Dollars)
400,000 500,000 680,000 500,000 200,000 275,000 250,000 250,000 250,000 1,530,000	400,000 500,000 680,000 500,000 200,000 275,000 166,667 - - -	March 6, 2007 November 2, 2007 June 26, 2008 July 22, 2008 August 12, 2008 October 23, 2008 March 10, 2009 October 6, 2009 October 6, 2009 August 5, 2010	0.40 0.33 1.33 0.42 0.55 0.84 1.20 1.28 1.35 1.85
4,835,000	2,721,667		1.15

Share purchase options with a fair value of $548,000 were granted during the period. Share based compensation is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 39%, an annual risk free interest rate of 3% and an expected life of one year.

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the six months ended December 31, 2005
(Expressed in thousands of US dollars, except per share amounts)
(Unaudited – prepared by management)

9.

Segmented Information

Operating segments

The Company manages its commercial mining operations by the type of commodity produced.  Following the commencement of commercial mining operations at Nalunaq during July 2004, management considers the Group to be operating in three segments.  These are Gold Mining, Exploration and Development activities, and Corporate.

Segment information for the period ended December 31, 2005 and the year ended June 30, 2005 is as follows:

(a)

Earnings / (Loss) for the period  by activity

	Six months ended December 31, 2005
			Exploration
	Gold		and		Corporate
	mining		development		items		Total

Mineral sales	$15,757		$-		$-		$15,757
Direct cost of sales	(10,786)		-		-		(10,786)
Amortization, depletion
and depreciation	(2,081)		-		-		(2,081)
Interest and finance charges	-		-		(2,316)		(2,316)
Other administration, office
and general expenses	(2,075)		-		(3,521)		(5,596)
Professional fees	(50)		-		(438)		(488)
Other corporate items	-		-		6,126		6,126
Earnings / (Loss) before tax and
non-controlling interest	$765	$-	$-	$-	$(149)	$-	$616

Additions to capital assets	$9,500		$3,009		$106		$12,615

CREW GOLD CORPORATION

Notes to the Interim Consolidated Financial Statements

For the six months ended December 31, 2005
(Expressed in thousands of US dollars, except per share amounts)
(Unaudited – prepared by management)

9.

Segmented Information (Continued)

(a)

Earnings / (Loss) for the period  by activity (continued)

	Three months ended December 31, 2005
			Exploration
	Gold		and		Corporate
	mining		development		items		Total

Mineral sales	$9,502		$-		$-		$9,502
Direct cost of sales	(6,302)		-		-		(6,302)
Amortization, depletion
and depreciation	(1,055)		-		-		(1,055)
Interest and finance charges	-		-		(1,630)		(1,630)
Other administration, office
and general expenses	(1,063)		-		(2,003)		(3,066)
Professional fees	(21)		-		(225)		(246)
Other corporate items	-		-		2,620		2,620
Earnings / (Loss) before tax and
non-controlling interest	$1,061	$-	$-	$-	$(1,238)	$-	$(177)

Additions to capital assets	$7,686		$2,880		$106		$10,672

	Six months ended December 31, 2004
			Exploration
	Gold		and		Corporate
	mining		development		items		Total

Mineral sales	$13,440		$-		$-		$13,440
Direct cost of sales	(9,824)		-		-		(9,824)
Amortization, depletion
and depreciation	(2,386)		-		-		(2,386)
Interest and finance charges	(52)		-		(2,686)		(2,738)
Other administration, office
and general expenses	(1,667)		-		(1,390)		(3,057)
Professional fees	(60)		-		(297)		(357)
Other corporate items	-		-		198		198
(Loss) earnings before tax and
non-controlling interest	$(549)	$-	$-	$-	$(4,175)	$-	$(4,724)

Additions to capital assets	$4,244		$-		$-		$4,244

	Three months ended December 31, 2004
			Exploration
	Gold		and		Corporate
	mining		development		items		Total

Mineral sales	$5,775		$-		$-		$5,775
Direct cost of sales	(5,111)		-		-		(5,111)
Amortization, depletion
and depreciation	(1,216)		-		-		(1,216)
Interest and finance charges	(16)		-		(2,090)		(2,106)
Other administration, office
and general expenses	(803)		-		(751)		(1,554)
Professional fees	(39)		-		(185)		(224)
Other corporate items	-		-		40		40
(Loss) earnings before tax and
non-controlling interest	$(1,410)	$-	$-	$-	$(2,986)	$-	$(4,396)

Additions to capital assets	$1,696		$-		$-		$1,696

CREW GOLD CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the Quarter ended December 31, 2005

(Expressed in US dollars)

9.

Segmented Information (Continued)

(b)

Earnings (loss) before tax and non-controlling interest by geographical segment

	Six months ended December 31,
	2005	2004
Greenland Guinea Philippines Corporate	$ 179 135 484 (182)	$ (577) - - (4,175)
	$ 616	$ (4,752)

	Three months ended December 31,
	2005	2004
Greenland Guinea Philippines Corporate	$ 477 135 484 (1,273)	$ (1,439) - - (2,985)
	$ (177)	$ (4,424)

(c)

Capital assets by activity

	December 31, 2005	June 30, 2005
Gold Mining Exploration and Development Corporate	$ 522,819 17,612 179	$ 55,386 3,466 36
	$ 540,610	$ 58,888

(d)

Capital assets by geographical segment

	December 31, 2005	June 30, 2005
Greenland Africa Europe Philippines	$ 57,941 466,247 76 16,346	$ 56,405 2,381 45 57
	$ 540,610	$ 58,888

In addition, the Company had an investment in an associated company in Africa with a carrying value of $6,976,000 at December 31, 2005 ($6,632,000 at June 30, 2005). The principal activity of this company is gold mining.